

March 4, 2009

Mr. Walter C. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, Texas 77002

>   **Re: Goodrich Petroleum Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>   **File No. 1-12719**

Dear Mr. Goodrich:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comment

Notes to the Consolidated Financial Statements, page F-10

Oil and Gas Producing Activities (Unaudited), page F-32

Oil and Natural Gas Reserves, page F-33

1.   In comment three of our January 15, 2009 letter, we asked that you "[r]econcile your gas production volumes and new wells drilled for the first nine months of 2008 with your projections" and we reissue and clarify the comment. In addition to the information that you have already provide, please provide us an analysis which compares the actual production volumes of the new wells that you drilled in the first three quarters of 2008 with the projected production in your year-end

2007 reserve report for these same wells. Please submit to us a spread sheet comparison of these new wells and their projected production.

Closing Comments

    As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director